SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: June 30, 2018

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to _________________

Commission file number:   000-23406

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Southern Bank 401(k) Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Southern Missouri Bancorp, Inc.
2991 Oak Grove Road
Poplar Bluff, MO  63901

SOUTHERN BANK 401(k) RETIREMENT PLAN

Required Information

The Southern Bank 401(k) Retirement Plan (the “Plan”) is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and for purposes of satisfying the requirements of Form 11-K has included for filing herewith the Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. Attached to this report as Exhibit 23 is the consent of BKD, LLP.

Southern Bank 401(k) Retirement Plan

EIN 43-0462350     PN001

Report of Independent Registered Public Accounting Firm and Financial Statements

June 30, 2018 and 2017

Southern Bank 401(k) Retirement Plan

June 30, 2018 and 2017

Report of Independent Registered Public Accounting Firm

Audit Committee
Southern Bank 401(k) Retirement Plan
Poplar Bluff, Missouri

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Southern Bank 401(k) Retirement Plan (the “Plan”) as of June 30, 2018 and 2017, and the related statement of changes in net assets available for benefits for the year ended June 30, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2018 and 2017, and the changes in net assets available for benefits for the year ended June 30, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Report on Supplemental Information

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of June 30, 2018, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the Schedule of Assets (Held at End of Year) as of June 30, 2018, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

We have served as the Plan's auditor since 2012.

 /s/ BKD, LLP
St. Louis, Missouri
December 19, 2018

Southern Bank 401(k) Retirement Plan
Statements of Net Assets Available for Benefits
June 30, 2018 and 2017

	2018	2017

Investments, At Fair Value	$27,347,505	$21,738,439

Receivables
Notes receivable from participants	583,695	436,049
Employer’s contributions	746,371	501,790

	1,330,066	937,839

Net Assets Available for Benefits	$28,677,571	$22,676,278

See Notes to Financial Statements

Southern Bank 401(k) Retirement Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended June 30, 2018

Investment Income
Net appreciation in fair value of investments	$3,489,867
Interest and dividends	625,017

Net investment income	4,114,884

Interest Income on Notes Receivable from Participants	21,933

Contributions
Participants	676,020
Employer	1,332,200
Rollovers	1,047,087

Total contributions	3,055,307

Total additions	7,192,124

Deductions
Benefits paid to participants	1,186,981
Administrative fees	3,850

Total deductions	1,190,831

Net Increase	6,001,293

Net Assets Available for Benefits, Beginning of Year	22,676,278

Net Assets Available for Benefits, End of Year	$28,677,571

See Notes to Financial Statements

Southern Bank 401(k) Retirement Plan
Notes to Financial Statements
June 30, 2018 and 2017

Note 1:	Description of the Plan

The following description of Southern Bank 401(k) Retirement Plan (Plan) provides only general information.  Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan sponsored by Southern Bank (the Bank), a wholly-owned subsidiary of Southern Missouri Bancorp, Inc. (the Company), for the benefit of its employees who have at least one year of service and are age 21 or older.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
The Bank previously also maintained a qualified Employee Stock Ownership Plan (ESOP).  The Bank merged the ESOP into the Plan effective October 1, 2010.  Participant accounts under the ESOP are maintained as a separate source (ESOP Source) under the Plan with ESOP provisions concerning matters such as vesting, withdrawals, loans, dividends, and distributions remaining in effect.
The Plan is administered by the Bank. Capital Bank and Trust Company is the trustee of the Plan.  American Funds serves as Plan custodian.
Contributions
The Plan permits eligible employees to make voluntary contributions to the Plan up to the annual limit set by the Internal Revenue Service (IRS).  Employee rollover contributions are also permitted.  Participants who have attained age 50 before the end of the calendar year are eligible to make catch-up contributions.
The Bank makes safe harbor matching contributions of 100% of employees’ salary deferral amounts on the first 3% of employees’ compensation, and 50% of employees’ salary deferral amounts on the next 2% of employees’ compensation.  The Bank also makes profit-sharing contributions.  Bank profit-sharing contributions are discretionary as determined by the Bank’s Board of Directors.  Contributions are subject to certain limitations.  Forfeitures are used to reduce Bank contributions.
Participant Investment Account Options
Investment account options available include various funds and common stock of the Company.  Each participant has the option of directing his contributions into any of the separate investment accounts and may change the allocation daily.

Southern Bank 401(k) Retirement Plan
Notes to Financial Statements (continued)
June 30, 2018 and 2017

Participant Accounts
Each participant’s account is credited with the participant’s contribution, the Bank’s contribution, and plan earnings, and is charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
Participants are immediately vested in their voluntary contributions plus earnings thereon.  Bank matching contributions and ESOP Source contributions are vested at a rate of 20% per year of service beginning with completion of the second year of service.  A participant becomes fully vested with completion of their sixth year of service.  The non-vested balance is forfeited upon termination of service.  Forfeitures are used to reduce Bank contributions.
Payment of Benefits
Under the terms of the Plan, participants are entitled to receive the amount credited to their accounts upon normal retirement at the age of 65 or disability retirement.  Participants terminating employment prior to retirement are entitled to receive that portion of their account that is vested.  In the event of death, the participant’s account becomes fully vested and is paid to the designated beneficiary.  Distributions under the Plan are payable in a lump sum or through installments.  Payments through installments are only available to Participants with a vested account balance in excess of $5,000 who terminate at normal retirement age or later.  At June 30, 2018 and 2017, Plan assets included no amounts allocated to accounts of terminated or retired participants who have elected to withdraw from the Plan but which had not yet been paid.
Forfeited Accounts
At June 30, 2018 and 2017, forfeited non-vested accounts totaled $4,740 and $11,661, respectively.  These accounts will be used to reduce future Bank contributions. The forfeitures totaling $4,740 were used to reduce employer contributions made during the 2019 plan year related to the 2018 employer contributions receivable. Also, in 2018, employer contributions were reduced by $22,101 from forfeited non-vested accounts.

Southern Bank 401(k) Retirement Plan
Notes to Financial Statements (continued)
June 30, 2018 and 2017

Notes Receivable from Participants
The Plan Document includes provisions authorizing loans from the Plan to active eligible participants.  Loans are made to any eligible participant demonstrating a qualifying need.  The minimum amount of a loan shall be $1,000.  The maximum amount of a participant’s loans is determined by the available loan balance restricted to the lesser of $50,000 or 50% of the participant’s vested account balance.  All loans are covered by demand notes and are repayable over a period not to exceed five years.  Loans are repaid through payroll withholdings unless the participant is paying the loan in full.  Interest on the loans is fixed for the term of the loan at a rate one percentage point above the Wall Street Journal’s published prime rate of interest on the first day of the month in which the loan was made.
Plan Termination
Although it has not expressed an intention to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.  In the event of plan termination, participants will become 100% vested in their accounts.

Note 2:	Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes in net assets and disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Quoted market prices, if available, are used to value investments.  Common stock is valued at the closing price reported on the active market on which the individual security is traded.  Mutual funds and the money market fund are valued at the net asset value (NAV) of shares held by the plan at year end.
Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Southern Bank 401(k) Retirement Plan
Notes to Financial Statements (continued)
June 30, 2018 and 2017

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.
Plan Tax Status
The Plan operates under a non-standardized adoption agreement in connection with a prototype 401(k) profit-sharing plan and trust sponsored by American Funds Distributors, Inc.  This prototype plan document has been filed with the appropriate agency. The Plan has not obtained or requested a determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and that the Plan was qualified and the related trust was tax exempt.
Payment of Benefits
Benefit payments to participants are recorded upon distribution.
Administrative Expenses
Administrative expenses may be paid by the Bank or the Plan, at the Bank’s discretion.

Note 3:	Related-Party and Party-in-Interest Transactions
Party-in-interest transactions include those with fiduciaries or employees of the Plan, any person who provides services to the Plan, an employer whose employees are covered by the Plan, a person who owns 50 percent or more of such an employer, or relatives of such persons.
The Plan allows participants to invest their account balances in shares of the Company.  The number of shares of common stock held by the Plan at June 30, 2018 and 2017 was 374,642 shares and 403,123 shares, respectively, and the Plan received dividends of $173,688 during the year ended June 30, 2018.
The plan incurs expenses related to general administrative and record keeping. The Company pays certain administrative expenses and accounting and auditing fees relating to the Plan and provides certain administrative services at no cost to the plan.

Southern Bank 401(k) Retirement Plan
Notes to Financial Statements (continued)
June 30, 2018 and 2017

Note 4:	Disclosures About Fair Value of Plan Assets
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs.  There is a hierarchy of three levels of inputs that may be used to measure fair value:
Level 1	Quoted prices in active markets for identical assets
Level 2
Observable inputs other than Level 1 prices, such as quoted prices for similar assets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets

Level 3	Unobservable inputs that are supported by little or no market activity and significant to the fair value of the assets
Recurring Measurements
The following tables present the fair value measurements of assets recognized in the accompanying statements of net assets available for benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at June 30, 2018 and 2017:
		June 30, 2018
		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Company security	$14,618,938	$14,618,938	$-	$-
Mutual funds	11,830,167	11,830,167	-	-
Money market fund	898,400	898,400	-	-
	$27,347,505	$27,347,505	$-	$-

Southern Bank 401(k) Retirement Plan
Notes to Financial Statements (continued)
June 30, 2018 and 2017

		June 30, 2017
		Fair Value Measurements Using
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Company security	$13,004,743	$13,004,743	$-	$-
Mutual funds	8,453,513	8,453,513	-	-
Money market fund	280,183	280,183	-	-
	$21,738,439	$21,738,439	$-	$-
Following is a description of the valuation methodologies and inputs used for assets measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such assets pursuant to the valuation hierarchy.  There have been no significant changes in the valuation techniques during the year ended June 30, 2018.  In addition, the Plan had no assets measured at fair value on a nonrecurring basis.
Investments
Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy.
Note 5:	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements at June 30, 2018 and 2017, to Form 5500:
	2018	2017

Net assets available for benefits per the financial statements	$28,677,571	$22,676,278
Less: employer’s contributions receivable	746,371	501,790

Net assets available for benefits per Form 5500	$27,931,200	$22,174,488

Southern Bank 401(k) Retirement Plan
Notes to Financial Statements (continued)
June 30, 2018 and 2017

The following is a reconciliation of contributions per the financial statements for the year ended June 30, 2018, to Form 5500:
2018

Contributions per the financial statements	$3,055,307
Add: Employer’s contributions receivable at June 30, 2017	501,790
Less: Employer’s contributions receivable at June 30, 2018	(746,371)

Contributions per Form 5500	$2,810,726

Note 6:	Acquisitions
On June 16, 2017, the Company acquired Capaha Bank and approved an amendment to terminate the Capaha Bank 401(k) Retirement & Savings Plan effective July 31, 2017.  All participants in the Capaha Bank 401(k) Retirement & Savings Plan became 100% vested in that plan upon termination and were provided the option to have their account balance rolled into any qualified plan (including the Plan) or IRA, receive a lump-sum distribution or be paid through an annuity contract.  An aggregate of $694,186 was rolled into the Plan during the year ended June 30, 2018, and is included in the rollovers on the statement of changes in net assets available for benefits.
On February 23, 2018, the Company acquired Southern Missouri Bank of Marshfield and approved an amendment to terminate the Southern Missouri Bank of Marshfield 401(k) Retirement & Savings Plan effective March 29, 2018.  All participants in the Southern Missouri Bank of Marshfield 401(k) Retirement & Savings Plan became 100% vested in that plan upon termination and were provided the option to have their account balance rolled into any qualified plan (including the Plan) or IRA, receive a lump-sum distribution or be paid through an annuity contract.  An aggregate of $183,303 was rolled into the Plan during the year ended June 30, 2018, and is included in the rollovers on the statement of changes in net assets available for benefits.
On November 21, 2018, the Company acquired First Commercial Back and approved an amendment to terminate the First Commercial Bank 401(k) Retirement & Savings Plan effective December 20, 2018. All participants in the First Commercial Bank 401(k) Retirement & Savings Plan became 100% vested in that plan upon termination and were provided the options to have their account balance rolled into any qualified plan (including the Plan) or IRA, receive a lump-sum distribution or be paid through an annuity contract.

Southern Bank 401(k) Retirement Plan
Notes to Financial Statements (continued)
June 30, 2018 and 2017

Note 7:	Risks and Uncertainties
The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule

Southern Bank 401(k) Retirement Plan
EIN 43-0462350     PN001
Schedule H, Line 4i – Schedule of Assets (held at end of year)
June 30, 2018

	Investment Type and Issuer	Description of Investment		Current Value
*	American Funds Money Market Fund	898,400	shares	$898,400

	Mutual Funds
*	American Funds Bond Fund of America	24,521	shares	307,736
*	American Funds Intermediate Bond Fund of America	6,560	shares	86,071
*	American Funds Income Fund of America	12,774	shares	289,582
	Franklin Income Fund	49,915	shares	115,304
*	American Funds American Balanced Fund	27,056	shares	732,949
	Invesco Van Kampen Comstock Fund	10,332	shares	275,772
	Templeton Growth Fund	6,033	shares	160,601
*	American Funds Fundamental Investors	8,322	shares	519,861
*	American Funds Investment Company of America	28,879	shares	1,162,087
*	American Funds Growth Fund of America	23,261	shares	1,244,675
*	American Funds New Perspective Fund	14,920	shares	663,340
*	American Funds New World Fund	7,077	shares	457,932
	Putnam Growth Opportunities	4,627	shares	159,132
	Victory Established Value Fund	26,498	shares	1,084,282
	Franklin Small Cap Growth Fund	26,708	shares	661,025
*	American Funds 2010 Target Date Fund	8,746	shares	94,723
*	American Funds 2015 Target Date Fund	4,712	shares	54,283
*	American Funds 2020 Target Date Fund	56,716	shares	711,791
*	American Funds 2025 Target Date Fund	31,212	shares	421,053
*	American Funds 2030 Target Date Fund	43,212	shares	628,738
*	American Funds 2035 Target Date Fund	54,888	shares	827,164
*	American Funds 2040 Target Date Fund	30,224	shares	467,560
*	American Funds 2045 Target Date Fund	27,725	shares	436,113
*	American Funds 2050 Target Date Fund	9,365	shares	144,312
*	American Funds 2055 Target Date Fund	5,879	shares	112,886
*	American Funds 2060 Target Date Fund	885	shares	11,195

*	Southern Missouri Bancorp, Inc. Common Stock (SMBC)	374,642	shares	14,618,938

*	Notes Receivable from Participants	Various maturity dates through 2023; interest rates from 4.25 to 5.75%		583,695
				$27,931,200

	* Party-in-interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SOUTHERN BANK 401(k) RETIREMENT PLAN

	By:	Southern Bank, as Plan Administrator

Date December 19, 2018	By:	/s/ Matt Funke
	Name:	Matt Funke
	Title:	Chief Financial Officer